Exhibit 99.1

PERDIGÃO S.A.

A PUBLIC COMPANY

CNPJ/MF 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

Pursuant to CVM requirements in their official letter CVM/SEP/GEA-2/ 77/09 and in view of the news item in the Radar column of Veja magazine of March 15 2009, under the headline “A Sadigão ressuscita” (Sadigão resurrected), Perdigão S.A. announces in accordance with CVM Instruction 358 of January 3 2002, that, although preliminary discussions have taken place on an eventual association between this company and Sadia S.A., no agreement on the matter was reached between the two parties. There are thus no negotiations in progress as of this date.

São Paulo, March 16 2009

Leopoldo Viriato Saboya

CFO and Investor Relations Director

Empresas Perdigão